SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                          Rule 13d-2(a)

                        (Amendment No. 6)

                      THE PRESLEY COMPANIES
                        (Name of Issuer)

         Series A Common Stock $0.01 Par Value Per Share
                 (Title of Class of Securities)

                           741030-10-0
                         (CUSIP Number)

                      General William Lyon
                  c/o William Lyon Homes, Inc.
                         4490 Von Karman
                Newport Beach, California  92660
                        (949) 833-3600
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         with a copy to:
                     David A. Krinsky, Esq.
                      O'Melveny & Myers LLP
              610 Newport Center Drive, Suite 1700
              Newport Beach, California  92660-6429
                        (949) 823-7902

                          May 3, 1999
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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CUSIP No. 741030-10-0                                Schedule 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      General William Lyon

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                         (a)
                                         (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

                                         [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

                         7    SOLE VOTING POWER
     Number of
     Shares                   7,939,589
     Beneficially
     Owned by
     Each Reporting
     Person With

                         8    SHARED VOTING POWER

                              0

                         9    SOLE DISPOSITIVE POWER

                              7,939,589

                         10   SHARED DISPOSITIVE POWER

                              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

             7,939,589

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            15.2%

14    TYPE OF REPORTING PERSON*
      IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4.        Purpose of Transaction

          Item 4 of this Statement on Schedule 13D, filed by General William Lyon (the "Reporting Person") with respect to the Series A Common Stock, $0.01 par value, of The Presley Companies, a Delaware corporation (the "Company"), is hereby amended and supplemented as follows:

          On May 3, 1999, the Company, Presley Homes, a California corporation ("Presley-Cal."), and William Lyon Homes, Inc. ("WL Homes"), a corporation which is controlled by the Reporting Person, entered into an amended and restated letter of intent (the "Restated Letter of Intent") with respect to (i) the proposed purchase by Presley-Cal. of all or substantially all of the assets of WL Homes and (ii) the proposed concurrent purchase by WL Homes of a portion of the outstanding Common Stock of the Company. The full text of the Restated Letter of Intent is filed as Exhibit 1 hereto and is incorporated herein by reference.

          The Restated Letter of Intent contemplates that (i) Presley-Cal. will purchase all or substantially all of the assets of WL Homes for a cash purchase price of $48 million and the assumption of all or substantially all of the liabilities of WL Homes (such purchase and assumption being referred to herein as the "Acquisition"), and (ii) WL Homes will make a tender offer to the holders of the Company's Series A Common Stock (the "Series A Offer") and offers to the holders of the Company's Series B
Common Stock (the "Series B Offer") to purchase, for a cash purchase price of $0.655 per share, an aggregate number of shares of the Company's Common Stock which, when added to the number of shares of the Company's Common Stock owned by WL Homes and its affiliates (and after giving effect to the disposition of up to 8% of the shares of the Company's Common Stock presently owned by WL Homes and its affiliates), will cause WL Homes and its affiliates to own an aggregate of approximately 49% (but in no event more than 49.9%) of the outstanding shares of the Company's Common Stock. The Restated Letter of Intent also contemplates that the parties will structure the Series A Offer and the Series B Offer (including possible amendments to the Company's charter documents to limit certain transfers of shares) so as to avoid triggering the change of control tax provisions that could result in the loss of the Company's net operating losses for tax purposes.

          The proposed terms and conditions of the Series B Offer are set forth in a preliminary term sheet (the "Series B Term Sheet") which is attached as Exhibit A to the Restated Letter of Intent and incorporated herein by reference. The Series B Term Sheet contemplates that WL Homes will purchase from each Series B shareholder a number of shares of Series B Common Stock, at a cash purchase price of $0.655 per share, such that following the transaction, each Series B shareholder will own less than 5% of the outstanding shares of the Company's Common Stock. In the case of Foothill Capital Corporation, which is the beneficial owner of less than 5% of the outstanding shares of the Company's Common Stock, WL Homes would propose to purchase 710,574 shares of Series B Common Stock. The Series B Term Sheet also contemplates the following:

          (i) if the Series A Offer is under-subscribed, each holder of Series B shares would agree to sell additional shares of the Company's Common Stock to WL Homes at the same price on a pro rata basis;

          (ii) the Series B shareholders would agree that, prior to the completion of the Series A Offer, the Series B shareholders would not (a) transfer or tender any Series A shares which they may own, or (b) transfer or convert their remaining Series B shares into Series A shares;

          (iii) the Reporting Person, Mr. Wade Cable, Chief Executive Officer of the Company, and their respective affiliates will not tender any Series A shares which they may own in the Series A Offer; and

          (iv)  WL Homes would agree that for a period of three
     (3) years following the transaction, WL Homes and its affiliates would not sell any shares of the Company's Common Stock, other than shares which are presently beneficially owned by any of such persons, unless such sale takes place in connection with a transaction in which all other shareholders of the Company are treated equally.

Each of the Series B shareholders has signed a copy of the Series B Term Sheet and indicated that the Series B Term Sheet is acceptable to them as a basis for proceeding toward a definitive agreement with WL Homes. As of the date hereof, WL Homes does not have a binding or enforceable agreement with any of the Series B shareholders with respect to the terms and conditions of the Series B Offer.

          The proposed Acquisition, Series A Offer and Series B Offer (collectively, the "Transactions") are subject to the negotiation and execution of a definitive agreements among the parties and various other terms and conditions as set forth in the Restated Letter of Intent and the Series B Term Sheet. There can be no assurances that the parties will ultimately enter into definitive agreements with respect to the Transactions or that all of the conditions to the Transactions will be satisfied. WL Homes, the Company and Presley-Cal. have agreed in the Restated Letter of Intent, subject to the fiduciary duties of their respective boards of directors, to negotiate exclusively with each other towards a definitive agreement until July 15, 1999.

          Nothing contained in the Restated Letter of Intent, the Series B Term Sheet or this Schedule 13D is intended or shall constitute an offer by the Reporting Person or any of his affiliates to purchase securities of the Company. The offer and sale of any securities of the Company will be made only in compliance with applicable federal and state securities laws.

          Except as described in this Item 4, as amended, the Reporting Person currently does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          The information contained in Item 4 of this
Schedule 13D is hereby incorporated by reference.


Item 7.   Material To Be Filed as Exhibits

Exhibit 1 Restated Letter of Intent and Series B Term Sheet as described in Item 4 of this Schedule 13D.

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                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.




                                   /s/ William Lyon
                                   -------------------------------
                                   William Lyon

Dated:         May 4, 1999